VIA EDGAR ELECTRONIC TRANSMISSION

AND BY FAX TO 202-772-9209

March 9, 2006

Owen Pinkerton

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549-4561

Re:	Opteum Inc.
Preliminary Proxy Statement
Filed February 21, 2006
File No. 01-32171

Dear Mr. Pinkerton:

On behalf of Opteum Inc. (the “Company”), we are responding to your letter to Robert E. Cauley dated March 6, 2006 regarding the preliminary proxy statement referenced above.  The numbered paragraphs below correspond to the numbered paragraphs in your letter.  For convenience of reference, we first set forth the comment of the Securities and Exchange Commission (the “Commission”) in full, followed by the Company’s response.

General

1.               Your disclosure in Proposal 3 indicates that by approving the conversion of 1,223,208 shares of the Company’s Class A Redeemable Preferred Stock into shares of Class A Common Stock on a one-for-one basis, shareholders are also approving the potential issuance of shares of Class A Common Stock in connection with the acquisition of Opteum Financial Service, LLC.  In accordance with Rule 14a-4(a)(3), please unbundle these provisions to provide shareholders the opportunity to vote on each of these matters separately.  For further guidance, please see the Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available

March 9, 2006

Telephone Interpretations (September 2004).  Please ensure that consistent revisions are made elsewhere in the proxy statement and on the proxy card.

In response to this comment, we have revised the disclosure as requested and unbundled Proposal 3 into two parts to allow stockholders to vote separately on (a) the conversion of 1,223,208 shares of the Company’s Class A Redeemable Preferred Stock into shares of Class A Common Stock on a one-for-one basis and (b) the issuance of shares of Class A Common Stock in lieu of any shares of Class B Redeemable Preferred Stock which may be issuable by the Company under the terms of its agreement relating to its acquisition of Opteum Financial Services, LLC.

2.               We note that you intend to convert 1,223,208 shares of your Class A Redeemable Preferred Stock into Class A Common Stock.  Please tell us the exemption from registration on which you intend to rely and provide us with an analysis that supports your reliance on the exemption.

The Company believes that none of the following were or are required to be registered under the Securities Act of 1933 (the "Act"): (i) issuance of shares of Class A Redeemable Preferred Stock, (ii) issuance of shares of Class B Redeemable Preferred Stock, (iii) conversion of the shares of Class A Redeemable Preferred Stock or Class B Redeemable Preferred Stock into Class A Common Stock or (iv) issuance of shares of Class A Common Stock in lieu of shares of Class B Redeemable Preferred Stock.  The Company believes that each issuance of securities described above did not and will not involve any public offering and is therefore exempt from registration under Section 4 (2) of the Act.

The shares of Class A Redeemable Preferred Stock were issued in a private placement as part of the Company’s acquisition of Opteum Financial Services, LLC ("OFS").  In that transaction, the Company signed agreements with OFS (a privately owned company) and the 24 individual equity holders of OFS (the "Owners") whereby shares of Class A Redeemable Preferred Stock were issued to the owners for consideration consisting of their equity interests in OFS. The owners made representations that they were all accredited investors and were purchasing the stock in a private placement being made only to the owners.  As part of the merger transaction, the owners agreed to receive Class B Redeemable Preferred Stock in the event certain subsequent financial performance targets were achieved by OFS following its acquisition by the Company.  The owners also agreed that the shares of Class A Redeemable Preferred Stock and Class B Redeemable Preferred Stock would automatically and mandatorily be converted into shares of Class A Common Stock (and that any remaining obligation of the Company to issue shares of Class B Redeemable Preferred Stock would be automatically and mandatorily converted into an obligation to issue shares of Class A Common Stock) if the Company's stockholders subsequently approved such conversion.  These securities were never offered to anyone but the owners as part of the merger transactions.  Thus, there was no public offering and the issuance of the securities were exempt from registration pursuant to Section 4(2) of the Act.

With respect to the conversion of shares of Class A Redeemable Preferred Stock, if the stockholders approve the proposal to convert such shares into shares of Class A Common Stock, the conversion is automatic and mandatory and does not require any subsequent investment decision by any holder of shares of Class A Redeemable Preferred Stock.  Therefore, the private placement of the shares of Class A Redeemable Preferred Stock and Class B Redeemable Preferred Stock was completed upon consummation of the merger and the issuance of such preferred shares.  The conversion is simply a mechanical aspect of the earlier private placement of the Class A Redeemable Preferred Stock, and the Class A Common Stock received upon conversion is not in any respect publicly offered.  Finally, receipt of shares of Class A Common Stock in lieu of shares of Class B Redeemable Preferred Stock as originally contemplated in the merger transaction is again mandatory following approval by stockholders, and in no event requires any investment decision by any holder or prospective holder of Class B Redeemable Preferred Stock.  Again, this is simply a mechanical aspect of the earlier private placement.

Alternatively, the  shares of  Class A Common Stock, assuming the proposal regarding conversion is approved at a stockholder meeting, are also exempt from registration under Section 3(a)(9) of the Act.  Pursuant to this section, any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange is exempt from registration.  The Company intends to exchange shares of Class A Redeemable Preferred Stock and/or shares of Class B Redeemable Preferred Stock for shares of Class A Common Stock without paying or giving a commission or remuneration, and therefore such shares are exempt from registration.

March 9, 2006

We respectfully request that additional comments, if any, in connection with the subject filing be directed to me at Clifford Chance US LLP, Attention: Robert E. King, Jr., 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).  If you have any questions regarding the contents of this letter, please feel free to call me at (212) 878-8209 or Larry P. Medvinsky at (212) 878-8149.

Very truly yours,

Robert E. King, Jr.

cc:	Jeffrey A. Shady
Robert E. Cauley
Larry P. Medvinsky